UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-143916

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION SALARIED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION RESOURCES, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION SALARIED SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	3

Notes to Financial Statements as of December 31, 2007 and 2006, and for the Year Ended December 31, 2007	4

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2007	15

Form 5500, Schedule H, Part IV, Line 4j—Schedule of Reportable Transactions for the Year Ended December 31, 2007	16

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Compensation, Governance and Nominating

Committee of the Board of Directors of Dominion Resources, Inc. and

the Trustee and Participants of the Dominion Salaried Savings Plan

Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the Dominion Salaried Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2007, and (2) reportable transactions for the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the financial statements, the financial statements include securities valued at $774,243,968 (39% of net assets) and $818,547,300 (44% of net assets) as of December 31, 2007 and 2006, respectively, whose fair values have been estimated by management in the absence of readily determinable market values. Management’s estimates are based on information provided by the fund managers and the plan trustee.

/s/ Deloitte & Touche LLP

Richmond, Virginia
June 16, 2008

DOMINION SALARIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Investments at Fair Value:
Participant-directed investments	$1,569,930,774	$1,472,247,505
Nonparticipant-directed investments	432,260,200	402,009,818

Total investments	2,002,190,974	1,874,257,323

Receivables:
Accrued investment income	24,506	18,592
Receivables for securities sold	5,654,335	3,354,902
Participant contributions	1,221,941	1,125,167
Employer contributions	394,748	352,991

Total receivables	7,295,530	4,851,652

Cash	—	848,283

Total assets	2,009,486,504	1,879,957,258

LIABILITIES:
Accrued administrative expenses	—	1,215,358
Payables for securities purchased	6,716,233	4,230,977
Other liabilities	3,195,992	2,077,575

Total liabilities	9,912,225	7,523,910

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,999,574,279	1,872,433,348

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	1,843,656	4,848,528

NET ASSETS AVAILABLE FOR BENEFITS	$2,001,417,935	$1,877,281,876

The accompanying notes are an integral part of the financial statements.

DOMINION SALARIED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2007

ADDITIONS:
Contributions:
Participant contributions	$93,086,478
Employer contributions	26,697,132

Total contributions	119,783,610

Investment Income:
Interest	1,481,313
Dividends	29,828,120
Net appreciation in fair value of investments	117,134,321
Income from Master Trust	25,962,082

Net investment income	174,405,836

Total additions	294,189,446

DEDUCTIONS:
Benefits paid to participants	170,309,293
Administrative expenses	857,054

Total deductions	171,166,347

NET INCREASE IN NET ASSETS BEFORE TRANSFERS	123,023,099

TRANSFER OF PARTICIPANTS’ ASSETS TO THE PLAN FROM OTHER PLANS	1,112,960

NET INCREASE IN NET ASSETS	124,136,059

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,877,281,876

End of year	$2,001,417,935

The accompanying notes are an integral part of the financial statements.

DOMINION SALARIED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007

1.	DESCRIPTION OF PLAN

The following description of the Dominion Salaried Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.	General—The Plan is a defined contribution plan covering all salaried employees of the Participating Companies (see Note 1.d.) who are 18 years of age or older. Dominion Resources, Inc. (Dominion or the Company) is the designated Plan sponsor. The Plan administrator is Dominion Resources Services, Inc., a subsidiary of Dominion. Mellon Bank, N.A. (Mellon Bank) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

b.	Contributions—Under the Plan, participants may contribute not less than 2% and not more than 50% of their eligible earnings, all of which may be on a tax-deferred basis or up to 20% on an after-tax basis. Highly compensated employees may contribute not less than 2% and not more than 35% of their eligible earnings, of which up to 15% may be on a tax-deferred basis and up to 20% on an after-tax basis. Employee contributions are subject to certain Internal Revenue Code (IRC) limitations. Participating Companies contribute a matching amount equivalent to 50% of each participant’s contributions (up to a maximum of 6%), not to exceed 3% of the participant’s eligible earnings. For participants who have 20 or more years of service with Dominion or its subsidiaries, the Participating Companies’ matching contribution is 66.7% of each participant’s contributions (up to a maximum of 6%), not to exceed 4% of participant’s eligible earnings.

c.	Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account includes the effect of the participant’s contributions and withdrawals, as applicable, and allocations of the Participating Companies’ contributions, Plan earnings or losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

d.	Participants—Any subsidiary of Dominion may adopt the Plan for the benefit of its qualified salaried employees subject to approval of the Dominion Board of Directors.

e.	Vesting—Participants become vested in their own contributions and the earnings on these amounts immediately, and in the Participating Companies’ matching contributions and earnings thereon after three years of service. Effective January 1, 2007, a divestiture-terminated employee will be fully vested in the portion of the employee’s account balance derived from matching contributions effective as of the closing date related to the divestiture that results in such employee’s employment termination.

f.	Forfeited Accounts—At December 31, 2007 and 2006, forfeited nonvested accounts totaled $184,347 and $277,893, respectively. These accounts are used to reduce future Participating Companies’ contributions. During the year ended December 31, 2007, Participating Companies’ contributions were reduced by $16,690 from forfeited nonvested accounts.

g.	Investment Options

•

Participant Contributions—Upon enrollment in the Plan, a participant may direct his or her contributions in any option (except the loan fund) in 1% increments totaling to 100%. Changes in investment options may be made at any time and become effective with the subsequent pay period. Participants can make unlimited transfers among existing funds. The Plan provides for employee contributions to be invested in the following:

¡	Dominion Stock Fund

¡	Interest in Master Trust:

Large Cap Growth Fund (RCM Fund)

Stable Value Fund (Standish Mellon Fund)

¡	Common Collective Trusts:

Intermediate Bond Fund

Large Cap Value Fund

S&P 500 Index Fund

Wilshire 4500 Index Fund

¡	Mutual Funds:

International Equity Fund

Small Cap Value Fund

Real Estate Fund

Small Cap Growth Fund

Target Retirement Income Fund

Target Retirement 2005 Fund

Target Retirement 2010 Fund

Target Retirement 2015 Fund

Target Retirement 2020 Fund

Target Retirement 2025 Fund

Target Retirement 2030 Fund

Target Retirement 2035 Fund

Target Retirement 2040 Fund

Target Retirement 2045 Fund

Target Retirement 2050 Fund

•

Employer Contributions—Participating Companies’ matching contributions are automatically invested in the Dominion Stock Fund. However, participants may transfer 100% of the value of their company match account into another investment option at any time.

h.	Participant Loans—Participants are eligible to secure loans against their plan account with a maximum repayment period of 5 years. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

•	50% of the vested account balance, or

•	$50,000 (reduced by the maximum outstanding loan balance during the prior 12 months)

Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans are interest-bearing at 1% point above the prime rate of interest. The rate is determined at the beginning of each month if a change has occurred in the prime rate. However, the rate is fixed at the inception of the loan for the life of the loan.

Participants make principal and interest payments to the Plan through payroll deductions. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

i.	Payment of Benefits—On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1/2. If the participant retires from the Company, he or she may elect to receive installment payments. There were no amounts payable to participants at December 31, 2007 or 2006.

j.	Flexible Dividend Options—Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the Dominion Stock Fund.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

b.	Use of Estimates—The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

c.	Risks and Uncertainties—The Plan utilizes various investment instruments, including common stock, common collective trusts, mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

d.	Valuation of Investments

(1)	Dominion Stock Fund—The investments in Dominion common stock are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year.

In November 2007, Dominion distributed a two-for-one stock split. All historical share information presented within this report reflects the impact of the common stock split.

(2)	Mutual Funds—Investments in mutual funds are stated at fair value using quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

(3)	Common Collective Trusts—Investments in Common Collective Trust Funds are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank sponsoring such funds by dividing the fund’s net assets by its units outstanding at the valuation dates.

(4)	Investment in Standish Mellon Fund (Investment Contracts)—The Standish Mellon Fund invests primarily in benefit-responsive guaranteed investment contracts (GICs), which are stated at estimated fair value and then adjusted to contract value. The fair value of traditional GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The fair value of synthetic GICs is based on the fair value of the underlying investments as determined by the issuer of the synthetic GICs based on quoted market prices and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars. See Note 6 for more information.

(5)	Investment in RCM Fund—The RCM Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year. See Note 6 for more information.

(6)	Loans to Participants—Participant loans are valued at the outstanding loan balances.

e.	Investment Income—Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Realized gains and losses on the sale of investments are determined using the average cost method.

Net investment income from mutual fund holdings includes dividend income and realized and unrealized appreciation/depreciation.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

f.	Accounting Standards Issued—In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures for fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for all fair value measurements beginning January 1, 2008. The Plan is currently assessing the potential impact of SFAS No. 157.

g.	Administrative Expenses—As permitted by law, the reasonable administrative costs of the Plan are paid from the Plan’s Trust. Dominion pays any administrative costs that are not charged to the Plan.

h.	Payment of Benefits—Distributions from the Plan are recorded on the valuation date when a participant’s valid withdrawal request is processed by the recordkeeper.

i.	Transfers—Along with the Plan, Dominion also sponsors several other savings plans for employees of its subsidiaries. If participants change employment to a different covered subsidiary during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2007, transfers from other plans were $1,112,960, and there were no transfers to other plans.

j.	Concentration of Investments—Included in the Plan’s net assets available for benefits at December 31, 2007 and 2006, are investments in Dominion common stock amounting to approximately $713 million and $644 million, respectively, whose value could be subject to change based upon market conditions and company performance.

k.	Excess Contributions Payable—The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006, are as follows:

	2007	2006
Dominion Stock Fund(1):
Nonparticipant-directed—9,109,804 and 9,589,930 shares, respectively	$432,260,200	$402,009,818
Participant-directed—5,906,692 and 5,780,710 shares, respectively	280,272,545	242,327,385
Interest in Standish Mellon Fund, 19,639,088 and 20,834,535 units, respectively	391,519,725	393,972,583
S&P 500 Index Fund, 14,025,135 and 14,330,771 units, respectively	174,658,415	169,271,475
International Equity Fund, 2,734,446 and 2,163,836 units, respectively	139,101,284	100,748,198

(1)	Dominion Stock shares have been adjusted to reflect a two-for-one stock split distributed in November 2007.

During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Investments at Fair Value:
Mutual Funds:
International Equity Fund	$17,288,689
Small Cap Value Fund	(1,552,609)
Real Estate Fund	(12,078,643)
Small Cap Growth Fund	2,938,293
Target Retirement Income Fund	139,258
Target Retirement 2005 Fund	200,488
Target Retirement 2010 Fund	992,320
Target Retirement 2015 Fund	1,656,003
Target Retirement 2020 Fund	2,036,420
Target Retirement 2025 Fund	1,148,176
Target Retirement 2030 Fund	520,682
Target Retirement 2035 Fund	205,852
Target Retirement 2040 Fund	10,550
Target Retirement 2045 Fund	(97,383)
Target Retirement 2050 Fund	(49,938)

13,358,158

Dominion Stock Fund	86,344,498

Investments at Estimated Fair Value:
Common Collective Trust Funds	17,431,665

Net appreciation in fair value of investments	$117,134,321

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2007 and 2006, and for the year ended December 31, 2007, is as follows:

	December 31, 2007	December 31, 2006
ASSETS:
Investments at Fair Value:
Dominion Stock Fund	$432,260,200	$402,009,818

Receivables	4,479,472	4,251,794

Total assets	436,739,672	406,261,612

LIABILITIES:
Accrued administrative expenses	—	29,951
Payables for securities purchased	1,115,879	1,866,110
Other liabilities	246,553	1,335,288

Total liabilities	1,362,432	3,231,349

NET ASSETS	$435,377,240	$403,030,263

Year Ended December 31, 2007
Changes in Net Assets:
Interest	$68,049
Dividends	13,358,269
Net appreciation in fair value of investments	51,802,351
Employer contributions	26,697,132
Benefits paid to participants	(20,625,655)
Participant transfers, net	(31,963,306)
Transfers of participants’ assets from other plans	676,909
Rollover distributions	(7,666,772)

Net change	32,346,977
Beginning of year	403,030,263

End of year	$435,377,240

5.	PLAN TERMINATION

Although they have not expressed any intention to do so, the Participating Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

6.	PLAN INTEREST IN MASTER TRUST

The Plan’s investment in the Standish Mellon Fund and the RCM Fund are held in a Master Trust that was established for the investment of assets for the Plan and other employee benefit plans of Dominion and its subsidiaries. Mellon Bank holds the assets of the Master Trust.

Standish Mellon Fund—As of December 31, 2007 and 2006, the Plan’s interest in the net assets of the Standish Mellon Fund was approximately 68% and 63%, respectively. Investment income and administrative expenses relating to the Standish Mellon Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The Standish Mellon Fund invests primarily in three types of benefit-responsive GICs described below, which are stated at estimated fair value and then adjusted to contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses.

(1)	Traditional Guaranteed Investment Contracts—Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs’ return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

(2)	Fixed Maturity Synthetic Guaranteed Investment Contracts—General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetic GICs are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Variable synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund (or plan). The contract is benefit responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

(3)	Constant Duration Synthetic Guaranteed Investment Contracts—Constant duration synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underling assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

Certain Plan-initiated events, such as plan termination, bankruptcy, and mergers, may limit the ability of the Plan to transact at contract value. In general, issuers may terminate the contracts and settle at other than contract value if the qualification status of the Plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. The Plan Sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

Average yields:

	2007	2006
Based on annualized earnings*	4.67%	4.67%
Based on interest rate credited to participants**	4.53%	4.37%

*	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
**	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

The following tables present the value of the undivided investments (and related investment income) in the Standish Mellon Fund:

	December 31, 2007	December 31, 2006
GICs (estimated fair value)	$561,227,646	$582,257,192
Short-term investment fund (estimated fair value)	16,744,234	32,228,526
Registered investment companies (fair value)	97,937	1,550,628
Interest receivable	2,142,770	2,277,750
Receivable (payable) for securities purchased (sold)	(1,317,161)	2,505,430

Total at estimated fair value	578,895,426	620,819,526
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	2,726,003	7,640,280

Total at contract value	$581,621,429	$628,459,806

Investment income for the Standish Mellon Fund is as follows:

Year Ended December 31, 2007
Net Investment Appreciation:
Registered investment companies	$49,624
Interest	28,525,031
Less: Investment expenses	(1,035,525)

Total	$27,539,130

RCM Fund—As of December 31, 2007 and 2006, the Plan’s interest in the net assets of the RCM Fund was approximately 78% and 77%, respectively. Investment income and administrative expenses relating to the RCM Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following tables present the value of the undivided investments (and related investment income) in the RCM Fund:

	December 31, 2007	December 31, 2006
Corporate stocks	$73,993,916	$62,653,657
Short-term investment fund (estimated fair value)	1,934,137	1,958,862
Payables	(156,034)	(207,220)
Receivable for securities purchased	120,878	7,570

Total	$75,892,897	$64,412,869

Investment income for the RCM Fund is as follows:

Year Ended December 31, 2007
Interest	$112,185
Dividends	612,890
Net investment appreciation	8,625,030

Total	$9,350,105

7.	FEDERAL INCOME TAX STATUS

The Plan is a qualified employees’ profit sharing trust and employee stock ownership plan under Sections 401(a), 401(k) and 404(k) of the IRC and, as such, is exempt from Federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pretax contributions allocated to the participant’s account until such time as the participant or the participant’s beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on December 5, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of Common Collective Trusts and a Master Trust managed by Mellon Bank. Mellon Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2007 and 2006, the Plan held 15,016,496 and 15,370,640 shares, respectively, of common stock of Dominion, the Plan sponsor, with a cost basis of approximately $477 million and $442 million, respectively. During the year ended December 31, 2007, the Plan recorded dividend income of approximately $22 million.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

	December 31, 2007	December 31, 2006
Statement of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements	$2,001,417,935	$1,877,281,876
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,841,001)	(4,569,351)

Net assets available for benefits per the Form 5500, at fair value	$1,999,576,934	$1,872,712,525

		Year Ended December 31, 2007
Statement of Changes in Net Assets Available for Benefits:
Increase in net assets per the financial statements		$124,136,059
Net change on adjustment from contract value to fair value for fully benefit-responsive investment contracts		2,728,350

Net income per the Form 5500		$126,864,409

10.	SUBSEQUENT EVENT

In December 2007, the Plan approved that matching Employer Contributions will be deposited in accordance with the participant’s investment directions effective January 1, 2008.

DOMINION SALARIED SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	Dominion Resources, Inc.	Dominion Stock Fund	$477,425,468	$712,532,745

		Common Collective Trusts:
*	Mellon Bank, N.A.	EB Temporary Investment Fund	4,873,515	4,873,515
*	Mellon Bank, N.A.	Intermediate Bond Fund	28,057,923	33,021,917
	Key Bank, N.A.	Large Cap Value Fund	39,097,778	49,489,029
*	Mellon Bank, N.A.	S&P 500 Index Fund	121,977,641	174,658,415
*	Mellon Bank, N.A.	Wilshire 4500 Index Fund	48,889,521	61,530,962

			242,896,378	323,573,838

		Mutual Funds:
	Capital Research & Management Co.	International Equity Fund	116,027,597	139,101,284
	Laudus Fund Group	Small Cap Value Fund	86,908,752	74,938,314
	Morgan Stanley Investment Management	Real Estate Fund	59,268,476	42,667,045
	Vanguard Group	Small Cap Growth Fund	68,349,561	63,555,560
	Vanguard Group	Target Retirement Income Fund	4,754,941	4,873,724
	Vanguard Group	Target Retirement 2005 Fund	4,255,141	4,379,502
	Vanguard Group	Target Retirement 2010 Fund	20,517,154	21,309,552
	Vanguard Group	Target Retirement 2015 Fund	36,719,754	38,013,357
	Vanguard Group	Target Retirement 2020 Fund	39,627,321	41,430,564
	Vanguard Group	Target Retirement 2025 Fund	25,902,533	26,897,197
	Vanguard Group	Target Retirement 2030 Fund	10,633,669	11,068,838
	Vanguard Group	Target Retirement 2035 Fund	5,945,877	6,098,129
	Vanguard Group	Target Retirement 2040 Fund	5,863,623	5,848,391
	Vanguard Group	Target Retirement 2045 Fund	9,880,284	9,761,798
	Vanguard Group	Target Retirement 2050 Fund	3,568,079	3,502,835

			498,222,762	493,446,090

		Loans to Participants (range of interest rates —5.00% - 10.50%)	21,968,171	21,968,171

			$1,240,512,779	$1,551,520,844

*	A party-in-interest as defined by ERISA.

DOMINION SALARIED SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j—

SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2007

Single Transactions in Excess of Five Percent of Plan Assets

There were no reportable transactions.

Series of Transactions in Excess of Five Percent of Plan Assets:

Shares/ Units	(a) Identity of Party Involved	(b) Descriptions of Asset (include interest rate and maturity in case of a loan)	Number of Transactions	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(i) Net Gain or (Loss)
3,335,382	*Dominion Stock Fund	Corporate Stock-Common	198	$146,966,441	$—	$—	$—
3,597,331	*Dominion Stock Fund	Corporate Stock-Common	319	—	160,847,527	108,808,971	52,038,556

*	A party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION SALARIED SAVINGS PLAN
(name of plan)

Date: June 16, 2008	/s/ James E. Eck
James E. Eck
Chair, Dominion Resources Services, Inc. Administrative Benefits Committee